UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)
84763R101
(CUSIP Number)
Francis T. McCarron, Executive Vice President and Chief Financial Officer
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84763R101

1	NAMES OF REPORTING PERSONS Harbinger Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		27,756,905

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,756,905

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,756,905

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	84763R101

Item 1.	Security and Issuer.
This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, par value $0.01 per share (“Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2.	Identity and Background.
This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI” or the “Reporting Person”), with respect to HGI’s direct beneficial ownership of 27,756,905 shares of Issuer common stock reported herein (the “Shares”). The principal business address of HGI and its officers and directors is 450 Park Avenue, 27th Floor, New York, NY 10022.
(a-c, f) The Shares reported herein may be deemed to be indirectly beneficially owned by the following: (i) Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Holdings, LLC (“Harbinger Holdings”), the manager of Harbinger LLC; and Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund; and (ii) Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Harbinger Holdings, the managing member of HCPSS; Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Special Fund; and David M. Maura, Vice President and Director of Investments of Harbinger LLC (each of the Master Fund, Harbinger LLC, Harbinger Holdings, Special Fund, HCPSS, Philip Falcone and David M. Maura are referred to herein as a “Harbinger Person”, and collectively are referred to as the “Harbinger Persons”).
The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland. Each of Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. Philip Falcone and David M. Maura are United States citizens. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings, Philip Falcone and David M. Maura is 450 Park Avenue, 30th Floor New York, NY 10022.
(d) HGI, each of the officers and directors of HGI and each of the Harbinger Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) HGI, the officers and directors of HGI and each of the Harbinger Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Harbinger Group Inc.
As of the date hereof HGI beneficially owns 27,756,905 shares of Issuer common stock.
Except as discussed below with respect to Philip Falcone, the Chairman of the Board, President and Chief Executive Officer of HGI, none of the other officers or directors of HGI beneficially own any shares of Issuer common stock.
As further described in Item 4 below, the Shares reported herein as beneficially owned by HGI were acquired pursuant to the terms of the Contribution and Exchange Agreement (as amended, the “Exchange Agreement”), dated as of September 10, 2010, entered into by and among HGI and the Master Fund, the Special Fund and Global Opportunities Breakaway Ltd. (the “Breakaway Fund”, and together with the Master Fund and the Special Fund, the “Harbinger Parties’). Pursuant to the Exchange Agreement the Master Fund contributed to HGI 21,312,372 Shares, the Special Fund contributed to HGI 4,333,891 Shares and the Breakaway Fund contributed to HGI 2,110,642. In exchange for the Shares, HGI issued 92,069,447 shares of HGI common stock, par value $0.01 per share (“HGI common stock”), to the Master Fund, 18,722,409 shares of HGI common stock to the Special Fund and 9,117,974 shares of HGI common stock to the Breakaway Fund, or an aggregate of 119,909,829 shares of HGI common stock. No borrowed funds were used to acquire the Shares.

CUSIP No.	84763R101
The Harbinger Persons
As of the date hereof the Master Fund may be deemed to beneficially own 6,398,912 shares of Issuer common stock.
As of the date hereof Harbinger LLC may be deemed to beneficially own 6,398,912 shares of Issuer common stock.
As of the date hereof the Special Fund may be deemed to beneficially own 101,089 shares of Issuer common stock.
As of the date hereof HCPSS may be deemed to beneficially own 101,089 shares of Issuer common stock.
As of the date hereof Harbinger Holdings may be deemed to beneficially own 6,500,001 shares of Issuer common stock.
As of the date hereof Philip Falcone may be deemed to beneficially own 6,500,001 shares of Issuer common stock.
As of the date hereof David M. Maura may be deemed to beneficially own 5,000 shares of Issuer common stock.
In addition, as further described in Item 5, the Reporting Person and each of the Harbinger Persons may be deemed to be member of a “group” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Reporting Person and the Harbinger Persons may be deemed to collectively beneficially own 34,256,906 shares of the Issuer common stock, constituting 67.1% of the outstanding shares of Issuer common stock.
The Master Fund and the Special Fund held certain of their shares of common stock of Spectrum Brands, Inc. (“Old Spectrum”), which were, as described in Item 4 below, converted into the right to receive shares of Issuer common stock, in an account at Lehman Brothers International (Europe) (“LBIE”). On September 15, 2008, LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as its joint administrators (the “Joint Administrators”). The Joint Administrators have advised that 449,309 and 15,493 of the shares of common stock of Old Spectrum held by the Master Fund and the Special Fund, respectively, were rehypothecated (such shares, the “Rehypothecated Shares”). The Master Fund and the Special Fund each believe at this time that the Rehypothecated Shares will not be recoverable. Accordingly, the number of Rehypothecated Shares has been excluded from the ownership of the shares of Issuer common stock of the Master Fund and Special Fund stated herein. The Master Fund and the Special Fund do not waive any arguments that they are entitled to recover the Rehypothecated Shares and expressly reserve such arguments. Certain non-rehypothecated shares of Old Spectrum were also held at LBIE and the timing and likelihood of the return of such shares is uncertain at this time. Subsequent filings by the Harbinger Parties may be necessary to address a final determination regarding the disposition of such shares.

Item 4.	Purpose of Transaction.
Exchange Agreement.
On January 7, 2011 (the “Closing Date”) HGI completed the acquisition (the “Spectrum Brands Acquisition”) of the Shares owned by the Harbinger Parties pursuant to the terms of the Exchange Agreement. In exchange for the Shares, HGI issued an aggregate of 119,909,829 shares of HGI common stock to the Harbinger Parties. The exchange ratio of 4.32 to 1.00 was based on the respective volume weighted average trading prices of HGI’s common stock ($6.33) and the Issuer’s common stock ($27.36) on the New York Stock Exchange (the “NYSE”) for the 30 trading days from and including July 2, 2010 to and including August 13, 2010, the day HGI received the Harbinger Parties’ proposal for the Spectrum Brands Acquisition.

CUSIP No.	84763R101
The consummation of the Spectrum Brands Acquisition resulted in the following as of the date hereof: (i) HGI owns approximately 54.4% of the outstanding Issuer common stock, (ii) the Issuer became HGI’s majority-owned subsidiary and its financial results will be consolidated with HGI’s financial results in HGI’s financial statements, (iii) the Master Fund owns 6,398,912 shares of Issuer common stock, or approximately 12.5% of the outstanding shares of Issuer common stock, (iv) the Special Fund owns 101,089 shares of Issuer common stock, or approximately 0.2% of the outstanding shares of Issuer common stock, (v) the remaining 32.9% of the outstanding Issuer common stock continues to be owned by stockholders of the Issuer who are not affiliated with the Harbinger Parties, and (vi) the Harbinger Parties together own 129,859,890 shares of HGI common stock, or approximately 93.3% of the outstanding HGI common stock. The Issuer common stock continues to be traded on the NYSE under the symbol “SPB”.
The foregoing description of the Exchange Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the Exchange Agreement, which was filed as Exhibit 2.1 to HGI’s Current Report on Form 8-K (File No. 001-04219), filed with the SEC on September 14, 2010 (“September Form 8-K”), and Amendment to the Exchange Agreement, dated as of November 5, 2010, entered into by and among HGI and the Harbinger Parties, which was filed as Exhibit 10.4 to HGI’s Quarterly Report on Form 10-Q (File No. 001-04219), filed with the SEC on November 9, 2010, which agreements are incorporated into this Schedule 13D by reference.
Lock-Up Letter
In connection with the closing of the Spectrum Brands Acquisition, the Harbinger Parties delivered to HGI a lock-up letter (the “Lock-Up Letter”). Pursuant to the Lock-Up Letter, the Harbinger Parties agreed that, for a period of 90 days from the Closing Date, they will not without the prior written consent of HGI, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell or grant any option, right or, warrant for the sale of, or otherwise dispose of or transfer any of their Issuer common stock owned beneficially or as of record on the Closing Date (the “Subject Shares”) or any securities convertible into or exchangeable or exercisable for the Subject Shares (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of the Issuer common stock or other securities, in cash or otherwise (each transaction described in the preceding clauses (i) and (ii), a “Transfer”).
The restrictions contained in the Lock-Up Letter do not apply to (i) any Transfer of the Lock-Up Securities pursuant to the Exchange Agreement, (ii) any Transfer of the Lock-Up Securities to an affiliate of the Harbinger Parties, (iii) any pledge by the Harbinger Parties of the Lock-Up Securities in favor of a lender or other similar financing source, and (iv) any Transfer or distribution by the Harbinger Parties of the Lock-Up Securities to their limited partners, members or stockholders; provided, that in the case of any Transfer described in the preceding clause (ii), such affiliate delivers a signed written agreement accepting the restrictions set forth in the Lock-Up Letter as if it were a Harbinger Fund for the balance of the lock-up period. The restrictions of the Lock-Up Letter do not apply to any Lock-Up Securities acquired by the Harbinger Parties after the Closing Date.
The foregoing description of the Lock-Up Letter does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the Lock-Up Letter, the form of which was filed as Exhibit 10.1 to the September Form 8-K and is incorporated into this Schedule 13D by reference.
SB Holdings Stockholder Agreement
In connection with the closing of the Exchange Agreement, on September 10, 2010 HGI signed, and on the Closing Date became a party to, the existing Stockholder Agreement, dated as of February 9, 2010 (the “SB Holdings Stockholder Agreement”), by and among the Harbinger Parties and the Issuer. Pursuant to the SB Holdings Stockholder Agreement, the parties agreed that, among other things and subject to the terms and conditions set forth therein:
•	the Issuer will maintain (i) a special nominating committee (the “Special Nominating Committee”) of its board of directors consisting of three Independent Directors (as defined in the SB Holdings Stockholder Agreement), (ii) a nominating and corporate governance committee of its board of directors (the “Nominating and Corporate Governance Committee”) and (iii) an Audit Committee in accordance with the NYSE rules;

CUSIP No.	84763R101
•	for so long as HGI and the Harbinger Parties (together with their affiliates) own 40% or more of the Issuer’s outstanding voting securities, HGI and the Harbinger Parties will vote its shares of Issuer common stock to effect the structure of the Issuer’s board of directors described in the SB Holdings Stockholder Agreement and to ensure that the Issuer’s Chief Executive Officer is elected to its board of directors;
•	neither the Issuer nor any of its subsidiaries will be permitted to pay any monitoring or similar fee to HGI or the Harbinger Parties or their affiliates;
•	HGI and the Harbinger Parties will not effect any transfer of the Issuer’s equity securities to any person that would result in such person and its affiliates owning 40% or more of the Issuer’s outstanding voting securities, unless (i) such person agrees to be bound by the terms of the SB Holdings Stockholder Agreement, (ii) the transfer is pursuant to a bona fide acquisition of the Issuer approved by the Issuer’s board of directors and a majority of the members of the Special Nominating Committee, (iii) the transfer is otherwise specifically approved by the Issuer’s board of directors and a majority of the Special Nominating Committee, or (iv) the transfer is of 5% or less of the Issuer’s outstanding voting securities;
•	before June 16, 2011, HGI and the Harbinger Parties will not (and HGI and the Harbinger Parties will not permit any of their affiliates, to) make any public announcement with respect to, or submit a proposal for, or offer in respect of a going-private transaction of the Issuer unless such action is specifically requested in writing by the board of directors of the Issuer with the approval of a majority of the members of the Special Nominating Committee. In addition, under the Issuer’ certificate of incorporation, no stockholder that (together with its affiliates) owns 40% or more of the outstanding voting securities of the Issuer (the “40% Stockholder”) shall, or shall permit any of its affiliates or any group which such 40% Stockholder or any person directly or indirectly controlling or controlled by such 40% Stockholder is a member of, engage in any transactions that would constitute a going-private transaction, unless such transaction satisfies certain requirements;
•	HGI and the Harbinger Parties will have certain inspection rights so long as HGI and the Harbinger Parties and their affiliates own, in the aggregate, at least 15% of the outstanding the Issuer’ voting securities; and
•	HGI will have certain rights to obtain Issuer information, at HGI’s expense, for so long as HGI owns at least 10% of the outstanding the Issuer’ voting securities.
The provisions of the SB Holdings Stockholder Agreement (other than with respect to information and investigation rights) will terminate on the date on which HGI and its affiliates (including the Harbinger Parties) no longer beneficially own 40% of the outstanding the Issuer’ voting securities. The SB Holdings Stockholder Agreement terminates when any person or group owns 90% or more of the outstanding the Issuer’ voting securities. The SB Holdings Stockholder Agreement cannot be amended without the approval of the parties thereto and cannot be waived without the approval of the party against whom the waiver is to be effective; provided that no such amendment or waiver will be effective without approval of a majority of the members of the Special Nominating Committee.
The foregoing description of the SB Holdings Stockholder Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the SB Holdings Stockholder Agreement, which was filed as Exhibit 99.1 to HGI’s Current Report on Form 8-K (File No. 001-04219) filed with the SEC on November 5, 2010 (the “November Form 8-K”) and is incorporated into this Schedule 13D by reference.
SB Holdings Registration Rights Agreement
In connection with the Exchange Agreement, on September 10, 2010 HGI signed, and on the Closing Date became a party to, the existing Registration Rights Agreement, dated as February 9, 2010 (the “SB Holdings Registration Rights Agreement”), by and among the Harbinger Parties, the Issuer, and Avenue International Master, L.P. (“Avenue International Master”), Avenue Investments, L.P. (“Avenue Investments”), Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”), Avenue Special Situations Fund V, L.P. (“Avenue Fund V”) and Avenue-CDP Global Opportunities Fund, L.P. (“CDP Global” and collectively with Avenue International Master, Avenue Investments, Avenue Fund IV and Avenue Fund V, the “Avenue Parties”). Pursuant to the SB Holdings Registration Rights Agreement, HGI has, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to HGI’s shares of Issuer common stock.

CUSIP No.	84763R101
Under the SB Holdings Registration Rights Agreement, HGI, the Harbinger Parties or the Avenue Parties may demand that the Issuer register all or a portion of HGI’s or their respective Issuer common stock for sale under the Securities Act, so long as the anticipated aggregate offering price of the securities to be offered is (i) at least $30 million if registration is to be effected pursuant to a Registration Statement on Form S-1 or a similar “long-form” registration or (ii) at least $5 million if registration is to be effected pursuant to a Registration Statement on Form S-3 or a similar “short-form” registration.
The SB Holdings Registration Rights Agreement also provides that if the Issuer decides to register shares of its common stock for its own account or the account of a stockholder other than HGI, the Harbinger Parties and the Avenue Parties (subject to certain exceptions set forth in the agreement), HGI, the Harbinger Parties or the Avenue Parties may require the Issuer to include all or a portion of their shares of Issuer common stock in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such shares of Issuer common stock included in the offering.
The foregoing description of the SB Holdings Registration Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the SB Holdings Stockholder Agreement, which was filed as Exhibit 99.2 to the November Form 8-K and is incorporated into this Schedule 13D by reference.
Release of Escrow Proceeds
On November 15, 2010, HGI completed its previously announced offering (the “Offering”) of $350.0 million aggregate principal amount of 10.625% senior secured notes due 2015 (the “Notes”). The net proceeds of the Notes were released to HGI from a segregated escrow account upon consummation of the Spectrum Brands Acquisition. HGI intends to use the net proceeds from the Offering for general corporate purposes, which may include acquisitions and other investments.
Closing Press Release
On January 7, 2011, HGI and Harbinger LLC, an affiliate of the Harbinger Parties, issued a joint press release announcing that HGI and the Harbinger Parties had completed the Spectrum Brands Acquisition.
The foregoing description of the press release does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the press release, which was filed as 99.9 to HGI’s Current Report on Form 8-K (File No. 001-04219) filed with the SEC on January 7, 2011 and is incorporated into this Schedule 13D by reference.
The Spectrum Merger Agreement
On June 16, 2010, the transactions contemplated by an Agreement and Plan of Merger, dated as of February 9, 2010 (as amended, the “Merger Agreement”), by and among the Issuer, Old Spectrum, Russell Hobbs, Inc., a Delaware corporation (“Russell Hobbs”), Battery Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Battery Merger Sub”) and Grill Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“RH Merger Sub”), were consummated. At the Effective Time (as defined in the Merger Agreement), (a) Battery Merger Sub merged with and into Old Spectrum, with Old Spectrum surviving the merger and continuing as a direct wholly-owned subsidiary of the Issuer (the “Battery Merger”) and (b) RH Merger Sub merged with and into Russell Hobbs, with Russell Hobbs surviving the merger and continuing as a direct wholly-owned subsidiary of the Issuer (the “RH Merger”). Pursuant to the terms of the Merger Agreement, at the Effective Time, (a) each outstanding share of common stock of Old Spectrum was converted into the right to receive one Share and (b) each share of (i) common stock (voting and non-voting) of Russell Hobbs was converted into the right to receive 0.01075 shares of Issuer common stock; (ii) Series D Preferred Stock of Russell Hobbs was converted into the right to receive 46.78 shares of Issuer common stock; and (iii) Series E Preferred Stock of Russell Hobbs was converted into the right to receive 41.50 shares of Issuer common stock. Also, pursuant to the terms of the Merger Agreement, Russell Hobbs’ approximately $158 million term loan was cancelled following the transfer of such loan by the Harbinger Parties, as lenders thereunder, to the Issuer in exchange for 5,254,336 shares of Issuer common stock. In connection with the closing of the mergers, the Master Fund, the Special Fund and the Breakaway Fund received as consideration 25,569,736, 5,288,907 and 2,110,642 shares of Issuer common stock, respectively.
The foregoing description of the Merger Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit C to the Master Fund’s Schedule 13D filed with the SEC on June 28, 2010.

CUSIP No.	84763R101
General
As of the date hereof, HGI owns approximately 54.4% of the outstanding shares of Issuer common stock, the Harbinger Parties own approximately 12.7% of the outstanding shares of Issuer common stock and the Harbinger Parties own approximately 93.3% of the outstanding shares of HGI common stock. As a result, HGI, the Harbinger Parties will, subject to them and their affiliates continuing to own a majority of the outstanding shares of Issuer common stock and the terms and conditions set forth in the SB Holdings Stockholder Agreement (as described above) and the other minority stockholder protection provisions contained in the Issuer’s Restated Certificate of Incorporation and Amended and Restated By-laws (such documents together, the “Organizational Documents”) (which are generally applicable for as long as HGI, the Harbinger Parties and their affiliates own 40% of the outstanding shares of Issuer common stock), have the ability to exert substantial influence or actual control over the Issuer’s management policies and affairs, will control the outcome of any matter submitted to the Issuer’s stockholders, including amendments to the Issuer’s Organizational Documents, any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and will have the ability to elect or remove a majority of the Issuer’s directors.
HGI and each Harbinger Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, HGI and each Harbinger Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, subject to the terms of the SB Holdings Stockholder Agreement, the SB Holdings Registration Rights Agreement, the Organizational Documents and the Lock-Up Letter, and for as long as such agreements remain in effect or are otherwise applicable to HGI or the Harbinger Persons, HGI and each Harbinger Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional shares of Issuer common stock or other securities of the Issuer, including acquisitions from affiliates of HGI and the Harbinger Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the shares of Issuer common stock, that HGI or the Harbinger Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of HGI and the Harbinger Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of HGI and the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of HGI and the Reporting Persons; (vi) raise capital or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors nominated to the board of directors of the Issuer by the Nominating and Corporate Governance Committee (as defined in the SB Holdings Stockholder Agreement); (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above. Such actions may be taken directly by HGI or the Harbinger Persons or indirectly by the Harbinger Persons through HGI.

Item 5.	Interest in Securities of the Issuer.
References to percentage ownerships of shares of Issuer common stock in this Schedule 13D are based upon the 51,020,426 shares of Issuer common stock stated to be outstanding as of December 10, 2010 by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2010, filed with the SEC on December 14, 2010.
(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 27,756,905 shares of Issuer common stock, constituting 54.4% of the outstanding shares of Issuer common stock of the Issuer.
The Reporting Person has the sole power to vote or direct the vote of 27,756,905 shares of Issuer common stock; has the shared power to vote or direct the vote of 0 shares of Issuer common stock; has sole power to dispose or direct the disposition of 27,756,905 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 0 shares of Issuer common stock.

CUSIP No.	84763R101
(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 6,398,912 shares of Issuer common stock, constituting 12.5% of the outstanding shares of Issuer common stock.
The Master Fund has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 6,398,912 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 6,398,912 shares of Issuer common stock.
(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 6,398,912 shares of Issuer common stock, constituting 12.5% of the outstanding shares of Issuer common stock.
Harbinger LLC has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 6,398,912 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 6,398,912 shares of Issuer common stock.
Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.
(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.
The Special Fund has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 101,089 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 101,089 shares of Issuer common stock.
(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.
HCPSS has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 101,089 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 101,089 shares of Issuer common stock.
(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 6,500,001 shares of Issuer common stock, constituting 12.7% of the outstanding shares of Issuer common stock.
Harbinger Holdings has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 6,500,001 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 6,500,001 shares of Issuer common stock.
(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 6,500,001 shares of Issuer common stock, constituting 12.7% of the outstanding shares of Issuer common stock.
Mr. Falcone has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 6,500,001 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 6,500,001 shares of Issuer common stock.
(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 5,000 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.
Mr. Maura has the sole power to vote or direct the vote of 5,000 shares of Issuer common stock; has the shared power to vote or direct the vote of 0 shares of Issuer common stock; has sole power to dispose or direct the disposition of 5,000 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 0 shares of Issuer common stock.
As a result of Mr. Maura’s employment with Harbinger LLC, Mr. Maura and the other Harbinger Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the beneficial owners of the shares of Issuer common stock owned by each other. Mr. Maura and the other Harbinger Persons specifically disclaim beneficial ownership in the shares of Issuer common stock owned by each other.
(a, b) As a result of the consummation of the transactions described in Item 4 above, the Breakaway Fund, Harbinger Capital Partners II LP and Harbinger Capital Partners II GP LLC ceased to beneficially own any shares of Issuer common stock.

CUSIP No.	84763R101
(a,b) As further described in Item 4 above, on September 10, 2010 the Reporting Person signed, and on January 7, 2011 became a party to, the existing Stockholder Agreement, dated as of February 9, 2010, by and among the Harbinger Parties and the Issuer. As a result, the Reporting Person and each of the Harbinger Persons may be deemed to be member of a “group” for purposes of the Exchange Act. Accordingly, the Reporting Person and the Harbinger Persons may be deemed to collectively beneficially own 34,256,906 shares of the Issuer common stock, constituting 67.1% of the outstanding shares of the Issuer common stock.
The Reporting Person and each of the Harbinger Persons disclaims beneficial ownership of the shares reported herein, except to the extent such person actually exercises voting or dispositive power with respect to such shares, if any, and this Schedule 13D shall not be deemed to be an admission that the Reporting Person or any Harbinger Person is a member of a “group” or the beneficial owner of any shares reported herein except to the extent such person actually exercises voting or dispositive power with respect to such shares, in each case, for purposes of the Exchange Act or for any other purpose.
(c) Other than (i) the transactions described in Item 4 above, (ii) the transactions set forth on Exhibit H and (iii) certain internal transfers of shares of Issuer common stock between the Master Fund and the Special Fund that were not otherwise reportable, during the past 60 days the Reporting Person and the Harbinger Persons did not acquire any shares of Issuer common stock.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See “Item 4. Purpose of Transaction” above for a description of the Merger Agreement, Exchange Agreement, Lock-Up Letter, SB Holdings Stockholder Agreement and the SB Holdings Registration Rights Agreement, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement and Plan of Merger, dated as of February 9, 2010, by and among Spectrum Brands Holdings, Inc., Spectrum Brands, Inc., Russell Hobbs, Inc., Battery Merger Corp. and Grill Merger Corp. (incorporated by reference to Annexes A-1 through A-4 of Amendment No. 2 to the Spectrum Brands Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on March 29, 2010 (File No. 333-165769)).

Exhibit B:	Contribution and Exchange Agreement, dated as of September 10, 2010, by and among Harbinger Group Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated herein by reference from Exhibit 2.1 of Harbinger Group Inc.’s Current Report on Form 8-K (File No. 001-04219) filed on September 14, 2010).

Exhibit C:	Amendment to the Contribution and Exchange Agreement, dated as of November 5, 2010, entered into by and among Harbinger Group Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated herein by reference from Exhibit 10.4 of Harbinger Group Inc.’s Quarterly Report on Form 10-Q (File No. 001-04219) filed on November 9, 2010).

Exhibit D:	Form of Lock-Up Letter delivered to Harbinger Group Inc., by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated herein by reference from Exhibit 10.1 of Harbinger Group Inc.’s Current Report on Form 8-K (File No. 001-04219) filed on September 14, 2010).

Exhibit E:	Stockholder Agreement, dated as of February 9, 2010, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. and Spectrum Brands Holdings, Inc. (incorporated by reference to Exhibit 99.1 of Harbinger Group Inc.’s Current Report on Form 8-K (File No. 001-04219) filed with the SEC on November 5, 2010).

CUSIP No.	84763R101

Exhibit F:	Registration Rights Agreement, dated as February 9, 2010, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd., Spectrum Brands Holdings, Inc., Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund IV, L.P., Avenue Special Situations Fund V, L.P. and Avenue-CDP Global Opportunities Fund, L.P. (incorporated by reference to Exhibit 99.2 of Harbinger Group Inc.’s Current Report on Form 8-K (File No. 001-04219) filed with the SEC on November 5, 2010).

Exhibit G:	Press Release dated January 7, 2011 (incorporated by reference to Exhibit 99.9 of Harbinger Group Inc.’s Current Report on Form 8-K (File No. 001-04219) filed with the SEC on January 7, 2011).

Exhibit H:	Transactions in the shares of Issuer common stock.

CUSIP No.	84763R101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Francis T. McCarron
	Name:	Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

January 18, 2011
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit H
TRANSACTIONS IN THE SHARES OF COMMON STOCK OF SPECTRUM BRANDS HOLDINGS, INC.
Transactions by David M. Maura

Date of	Number of Shares	Price per
Transaction	Purchased	Share

12/8/2010	2,000	$29.30
12/8/2010	450	$29.28
12/8/2010	600	$29.25
12/8/2010	250	$29.15
12/9/2010	100	$29.76
12/9/2010	1,100	$29.75
12/9/2010	400	$29.68
12/9/2010	100	$29.62